Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
DIRECT DIAL
212-735-2262
EMAIL ADDRESS
Rose.Park@SKADDEN.COM
February 3, 2011
VIA EDGAR
Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549
RE:	The Gabelli Global Gold, Natural Resources & Income Trust (File Nos. 333-170691; 811-21698)
Dear Ms. Hatch:
     The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) has authorized us to make the following responses to the comments in your letter dated December 8, 2010 to its Registration Statement on Form N-2 (the “Registration Statement”), and to your follow-up comment regarding Item No. 3 in such letter provided to us via telephone on February 1, 2011 and February 3, 2011. Your comment is set forth below in bold font and our response follows such comment.
Response Letter
Summary of Fund Expenses
3.	Please add the following lines, and estimated amounts, at the end of the annual expenses table: (1) Dividends on preferred shares, and (2) Total annual fund operating expenses and dividends on preferred shares. In addition, please confirm to the staff whether or not the Fund may issue additional preferred shares or debt securities in the next year. If so, please add the estimated amount of the dividends on the additional preferred shares to the line items mentioned above and also include the estimated amounts of costs to the fee table (such as offering costs).

The annual expenses table has been revised accordingly.
              Based on current market conditions, the Fund has no plans to issue debt securities in the next year. The Fund may issue up to $100 million in additional preferred shares in the next year. The estimated amount of the dividends on such additional preferred shares have been added to the newly added line items in the expenses table and the estimated amounts of costs associated with any such issuance have also been added to the expenses table.

     If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-2262 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Rose Park, Esq.

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